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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69987

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GLMX Technologies, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 Seventh Avenue, Floor 17
(No. and Street)

New York	NY	10001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reynolds + Rowella LLP
(Name – *if individual, state last, first, middle name*)

90 Grove Street	Ridgefield	CT	06877
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 2 · 2020
Washington DC
413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DB

OATH OR AFFIRMATION

I, Michael Lahoud, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GLMX Technologies, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO & POO

Title

LILIANA B ARCE
Notary Public, State of New York
Registration #01AR6268645
Qualified In Queens County
Commission Expires 09/17/2020

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLMX Technologies, LLC
Financial Statement, Supplemental Information and Report of Independent Registered Public Accounting Firm
December 31, 2019

GLMX Technologies, LLC
Index
December 31, 2019

Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member
of GLMX Technologies, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of GLMX Technologies, LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of GLMX Technologies, LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Reynolds + Rowella, LLP

Reynolds + Rowella, LLP

We have served as GLMX Technologies, LLC's auditor since 2018.

New Canaan, Connecticut
February 25, 2020

90 Grove Street | Ridgefield, CT 06877 | 203 438 0161 f 203 431 3570
51 Locust Avenue | New Canaan, CT 06840 | 203 972 5191
reynoldsrowella.com

GLMX Technologies, LLC
Statement of Financial Condition
As of December 31, 2019

Assets	
Cash and cash equivalents	$1,474,491
Accounts receivable	235,814
Due from affiliate	952
Prepaid expenses and other assets	27,071
Total Assets	$1,738,328
Liabilities and Member's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 230,183
Deferred revenue	19,885
Total Liabilities	250,068
Member's Equity	1,488,260
Total Liabilities and Member's Equity	$1,738,328

See accompanying notes to financial statement

1. Organization and Business

GLMX Technologies, LLC (the "Company"), a Delaware Limited Liability Company is wholly owned by Global Liquid Markets, LLC (the "Member"). On April 16, 2018, the Company received approval to become a broker dealer and as such is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates as an Alternative Trading System ("ATS") for repurchase agreements.

The Company provides an intuitive, comprehensive, integrated global money trading solution for institutional participants. It operates a leading electronic trading platform ("Platform") that enables fixed income market participants to trade repurchase agreements ("Repo") and secured lending. The request for quote ("RFQ") based buy-side-to-dealer trading platform has been expressly built to enhance the relationship between buy-side and sell-side counterparties, and addresses the need for a more efficient Repo trading infrastructure, particularly in light of increasing reporting requirements.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents

The Company defines cash equivalents as short term, highly liquid investments with original maturities of less than ninety days at the time of purchase. The carrying amounts of such cash equivalents approximates the fair value due to the short-term nature of these instruments.

Risk and Uncertainties

The Company's future results of operations involve a number of risks and uncertainties. Factors that could affect the Company's future operating results and cause actual results to vary materially from expectations include but are not limited to: current economic conditions; increasing competition; industry risk; personnel risk; and the regulatory environment. The Company's future results would also be affected by its ability to retain new customers in addition to customer trading volumes. The Company is also subject to cyber security risks that could potentially affect the operational performance of the platform. Management believes that policies and procedures are in place to protect communications and mitigate the risk of unauthorized access to systems and data.

The Company can be a party to lawsuits arising in the ordinary course of business. Management believes the Company has adequate insurance coverage to reduce its risk of loss. The Company accrues for loss contingencies when the matter becomes known, is deemed to be a probable loss

Risk and Uncertainties (continued)
and estimable. As of December 31, 2019, no accrual for loss contingencies was deemed necessary.

Concentration of Credit Risk
The Company maintains cash in bank accounts with one financial institution, which at times, exceeds the established limit insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant credit risk.

Concentration of credit risk is also evident as the top three customers have generated 72% of the total revenue for 2019 and 60% of the Accounts Receivable balance as of December 31, 2019.

Income Taxes
The Company is a wholly owned subsidiary of a limited liability company that has elected to be treated as a partnership for federal income tax purposes. As such, all taxable income of the Company is passed through to its member and no provision for U.S federal or state income taxes has been recorded by the Company as of and for the year ended December 31, 2019 and management believes the Company has taken no uncertain tax positions that require recognition or disclosure. The Company is responsible for New York City income taxes. The Company's 2017 through 2019 tax returns are subject to examination by federal, state, and local tax authorities.

As of December 31, 2019, the Company had a deferred tax asset of $145,895 relating to a local jurisdiction. Management has recorded a full valuation allowance against the deferred tax asset.

Revenue Recognition
The Company adopted Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers and the additional related ASUs (ASC"606"), which outlines a single set of comprehensive principles for recognizing revenue in accordance with GAAP. We elected the modified retrospective method upon adoption and there was no impact to member's equity or revenue as reported.

The Company charges its clients transaction fees for trades executed on its Platform through various fee plans. Transaction fees are generally calculated as a percentage of the notional dollar volume of trades on the Platform and the maturity of the agreement. Revenue is recognized over the life of the transaction. Fees received by the Company which are not yet earned are included in deferred revenue.

Deferred Revenue
Revenues for services transferred over time are recognized over the contract period. Customers are generally billed monthly or quarterly. Revenues billed in advance are deferred and recognized in the period that the service is provided.

Allowance for Doubtful Accounts
All accounts receivable balances have contractual maturities of less than one year and are derived from transaction fees from using the Platform. Management determines the allowance for doubtful accounts by regularly evaluating individual customer balances, considering the customer's financial condition, credit history and potential effect of current economic conditions. Management does not believe that an allowance for doubtful accounts is necessary as of December 31, 2019.

Leases
In February 2016, the FASB issued Accounting Standards Update ("ASU") 2016-02, Leases, and in July 2018, the FASB issued ASU 2018-20, Codification Improvements to Leases collectively ("Topic 842"), which supersedes the existing guidance for lease accounting, Leases (Topic 840). Topic 842 requires lessees to recognize all leases with a term greater than 12 months on the balance sheet through a right of use asset and a lease liability, and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2018, with early adoption permitted. The Company performed an internal review of its active agreements including its expense sharing agreement with its affiliate. The expense sharing agreement does not convey the right to control the use of specific space as the space utilized by the Company is leased and also shared with the Company's affiliates which have operations in the United States and the United Kingdom, and the space is at any time subject to substitution at the sole discretion of the affiliates. Since the Company cannot reasonably identify the underlying asset and does not exercise control over the asset, it is the Company's position that rent allocated to the Company pursuant to the expense sharing agreement does not constitute a lease within the scope of Topic 842. With the adoption of Topic 842, the Company did not have a significant impact on its financial statements.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital. The Company is required to maintain net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2019, the Company had net capital of $1,224,423 which exceeded its minimum requirement by $1,207,752. At December 31, 2019, the Company's aggregate indebtedness to net capital as defined by SEC Rule 15c3-1 was 0.2 to 1.0.

4. Rule 15c3-3 Exemption

The Company is exempt from certain provisions of Rule 15c3-3 under paragraph (k)(2)(i) of the Securities and Exchange Act of 1934 since it carries no customer accounts, and does not otherwise hold funds or securities of customers.

5. Related Party Transactions

Pursuant to a service agreement, the Company's affiliate, GLMX, LLC (the "Affiliate") provides various services and other operating assistance to the Company. These include costs for personnel, professional services, occupancy, travel and other general and administrative services. The total amount incurred by the Company under this agreement was $1,257,028 for the year ended December 31, 2019. A total of $1,258,000 was paid to the Affiliate during the year ended December 31, 2019. As of December 31, 2019, $952 was due from the Affiliate and is included in the statement of financial condition.

The Company uses the Platform developed by the Affiliate. The Company has not paid any compensation to the Affiliate for the year ended December 31, 2019. The Company entered into a licensing agreement with the Affiliate effective January 1, 2020. The Company will pay the Affiliate for the right to use and promote the Platform which enables the subscribers to negotiate securities repurchase and reverse repurchase agreements.

The Company has also entered into a service level agreement with another affiliate ("Europe Affiliate") effective January 1, 2020. The Company will pay Europe Affiliate to promote the Platform to potential subscribers in the UK and Europe to enable potential subscribers to enter into a subscription agreement with the Company, and provide customer support in the UK and Europe.

For the year ended December 31, 2019, the Member forgave and contributed $58,993 of expenses relating to payroll and benefits.

On February 13, 2020, the Company received a financial support letter from the Member stating the Member would provide financial support to the Company through March 3, 2021 sufficient for the Company to meet its financial obligations and maintain its minimum regulatory capital requirements.

6. Stock Based Compensation

The Member grants unit awards to the Company's employees from time to time. The unit awards generally vest over a period of four years and service conditions are attached; the units only vest if the employee is still employed by the Company, and has not given notice to terminate their employment contract, through the vesting date. There are no performance or market conditions. The Company recognizes compensation cost on a straight-line basis over the vesting period of the units granted and such expenses are recorded as personnel and benefits in the statement of operations. The award in the form of units is accounted for as equity and is included in member's equity in the statement of financial condition.

For the year ended December 31, 2019, the Company recorded compensation expense related to the units of $305,363, which is included in personnel and benefits expense in the statement of operations. At December 31, 2019, the amount due to Member for the units was contributed to the Company.

7. Subsequent Events

The Company has evaluated subsequent events through February 25, 2020, the date of issuance of the accompanying financial statements. There were no subsequent events identified by the Company that require adjustments to or disclosure in the financial statements.